U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT

Pursuant to Section 14(f) of the

Securities Exchange Act of 1934

and Rule 14f-1 thereunder

XR Energy, Inc.

(Name of Registrant as Specified in Its Charter)

Nevada	333-178156	27-0851973
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

Anthony P. Muratore

373 Smithtown Bypass, Suite 198

Hauppauge, NY 11788

(Address of principal executive offices)

(631)-913-8090

(Issuer’s telephone number)

Securities registered pursuant to Section 12(b) of the Act:

None

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, $0.0001 par value per share

(Title of each class)

WE ARE NOT ASKING YOU FOR A PROXY AND

NO ACTION ON YOUR PART IS REQUESTED OR REQUIRED

XR Energy, Inc.

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

Notice of Proposed Change in the

Majority of the Board of Directors

INTRODUCTION

This Information Statement is being furnished to all holders of record of common stock of XR Energy, Inc. (the “Company”) at the close of business on March 31, 2014, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Act”), and Rule 14f-1 under the Act, prior to effecting a change in majority of the Company's directors other than by a meeting of stockholders.

The change in the majority of directors and the appointment of new members to the Company’s Board of Directors (the “Board”) is expected to take place no earlier than 10 days after the date this Information Statement is filed with the Securities and Exchange Commission (the “SEC”) and transmitted to our stockholders in accordance with SEC Rule 14f-1. This Information Statement is being mailed to the stockholders on or about March 31, 2014.

NO VOTE OR OTHER ACTION BY THE COMPANY'S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

XR Energy Inc. (“XREG”) has entered into a definitive Acquisition Agreement (the “Agreement”) with XR Energy of Texas Inc. (“XRT”) and its shareholders holding 100% of its issued and outstanding shares (the Shares”) dated February 28, 2014, executed on March 11, 2014. The Agreement calls for XREG to deliver to XRT 30,000,000 newly issued shares in the name of XRT Shareholders in exchange for 100% of the XRT shares. Concurrently, the XREG controlling shareholder will deliver and assign 19,000,000 shares registered in his name to XREG for cancellation.

The Acquisition includes the following oil assets:

Chrane Leases: These leases located in Taylor County, west Texas. 7 Producing Wells (PDP) 19.3 BOPD as of 12/31/12, 2 non-producing wells 9 Undeveloped Locations, No current engineering, 4 probable behind pipe zones 360 acres held by production. 75 % net revenue interest, Depth of wells 2100 feet.

LF Taylor Lease: This lease is located in Haskell County in west Texas. The lease has one producing well and another well bore which we intend to equip and bring to production. The well has not produced for over 20 years.

Burnett Tidewater Lease: The lease is located in Wichita County, Texas. This lease has 7 wells with shallow production. The lease has a total of 30 wells to be put in production which primarily can be connected by installation of new flow lines. The lease is 400 plus acres and has 14 undeveloped locations, Depth of wells 480 to 1800 feet.

Brown Snyder Lease: The lease is located in Jones County Texas. This lease has 480 plus acres with one producible well 5 shut in wells and two injection wells. The lease has 12 probable undeveloped locations. The wells are approximately 3,000 feet in depth.

Effective March 20, 2014, Tara Muratore resigned from the following positions with the Company, including, but not limited to that of Director, Secretary, Treasurer, Principal financial and Accounting Officer. The resignation did not involve any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Also effective March 20, 2014 David Taylor was appointed as a Director, Secretary, Treasurer, Principal financial and Accounting Officer of the Company.

Mr. Taylor, since 2009 is a consultant to various companies in the oil and gas industry in Texas and Louisiana primarily in the accounting field and in field operations. From 2005 to 2009, Mr. Taylor was President of an Oilfield Service Operating Company in Louisiana. Mr. Taylor is currently a Director of EGPI Firecreek Inc a publicly traded company and an Officer of one of its subsidiaries.

M. Taylor has 40 years of experience in the mineral extraction industry in Canada and the United States of America with private and publicly traded companies. He is a resident of the Dallas area.

Effective April 4, 2014, Anthony P. Muratore will resign from the following positions with the Company, including, but not limited to that of Director, President and Chief Executive Officer. The resignation did not involve any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Also effective April 4, 2014 Akram Chaudhary will be appointed as a Director, President and Chief Executive Officer.

As of March 28, 2014, the authorized capital stock of the Company immediately prior to this Share exchange consists of 100,000,000 shares of Common Stock, $0.0001 par value, of which 22,818,800 shares of Common Stock are issued and outstanding. Each share of Common Stock is entitled to one vote with respect to all matters to be acted on by the stockholders.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the names and ages of, and position or positions held by our officers and director prior to their resignation.

The Executive Officer and Director of the Company is as follows:

Name	Age	Position	Date Elected
Anthony P. Muratore	44	President and Director	August 31, 2009
Tara Muratore	43	Treasurer, Secretary and Director	August 31, 2009

Anthony P. Muratore has been the President of the Company since August 31, 2009. Since 2001, Mr. Muratore been the President of Consumer One Mortgage, arranging loans in both commercial and residential markets. From 2003 through 2007, he was a retail account executive with GunnAllen Financial Inc. serving individual investors . Mr. Muratore graduated SUNY Oneonta in 1991 with a B.S. in Business Economics. We believe that Mr. Muratore's qualifications to sit on our board of directors include his extensive experience analyzing and negotiating loan documentation.

Tara Muratore has been the Secretary, Treasurer of the Company since August 31, 2009. Since 2006, Mrs. Muratore has worked as an accountant at SLP Financial Solutions. Mrs. Muratore graduated LI University C.W. Post in 1992 with a B.S. in Accounting. We believe Mrs. Muratore's qualifications to sit on our board of directors include her many years as an accountant for small, privately held companies.

Set forth below is the biographical information about the new director and executive officer:

Name	Age	Position

Akram Chaudhary	70	President, Chief Executive Officer and Director
David Taylor	70	Secretary, Treasurer, Principal financial and Accounting Officer, and Director

Mr. Chaudhary has been the President and Chief Operating Officer Of Chanwest Oil Corporation, a Texas Corporation, Since 1989. The company operates oil and gas leases in Texas, Oklahoma, and New Mexico. In 2002 Mr. Chaudhary formed Capco Resources of Teas Inc. which purchases and sales Oil and Gas Leases. He is the President and Chief Operating Officer. Mr. Chaudhary is also the operating Manager of Sterling Royalties LLC which holds oil and gas interests. Mr. Chaudhary has over 40 years experience in the Oil and Gas Industry in Canada and the United States of America and has been an Officer and Director of Public Trading Companies. Mr. Chaudhary is a resident of the Dallas area.

Mr. Taylor, since 2009 is a consultant to various companies in the oil and gas industry in Texas and Louisiana primarily in the accounting field and in field operations. From 2005 to 2009, Mr. Taylor was President of an Oilfield Service Operating Company in Louisiana. Mr. Taylor is currently a Director of EGPI Firecreek Inc a publicly traded company and an Officer of one of its subsidiaries.

M. Taylor has 40 years of experience in the mineral extraction industry in Canada and the United States of America with private and publicly traded companies. He is a resident of the Dallas area.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock, as of March 31, 2014, by (i) each stockholder known by the Company to be the beneficial owner of more than 5% of the Company’s Common Stock (each, a “5% Shareholder”) and (ii) the directors and executive officers of the Company.  Each person named in the table had sole voting and investment power with respect to the shares beneficially owned as of the reported date.

The percentages below are calculated based on 22,818,800 shares of our common stock issued and outstanding as of December 31, 2013.  We do not have any outstanding options, warrants or other securities exercisable for or convertible into shares of our common stock.  Unless otherwise indicated, the address of each person listed is c/o XR Energy Inc., 373 Smithtown Bypass, Hauppauge, NY 11788

HOLDERS OF MORE THAN 5% OF OUR COMMON STOCK

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Common Stock (1)
Common Stock	Anthony P. Muratore 373 Smithtown Bypass, Suite 198 Hauppauge, NY 11788	12,000,000	52.59%
Common Stock	Tara Muratore 373 Smithtown Bypass, Suite 198 Hauppauge, NY 11788	8,000,000	35.06%
Common Stock	Officers and Directors as a Group	20,000,000	87.65%

The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock, after giving effect to the Closing, by (i) the directors and executive officers of the Company and (ii) each 5% Shareholder.  Each person named in the table has sole voting and investment power with respect to the shares beneficially owned, unless otherwise indicated.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Common Stock (1)
Common Stock	Akram Chaudhary 8411 Sterling St. Ste 102. Irving, TX 75063	30,000,000	88.7%
Common Stock	Officers and Directors as a Group	30,000,000	88.7%

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Except as set forth below, no person who, during the year ended December 31, 2013, was a director, officer or beneficial owner of more than ten percent of the Company’s Common Stock (which is the only class of securities of the Company registered under Section 12 of the Act) failed to file on a timely basis reports required by Section 16 of the Act during such fiscal year or prior years.  The foregoing is based solely upon a review by the Company of Forms 3 and 4 and amendments thereto during such fiscal year as furnished to the Company under Rule 16a-3(e) under the Act, and Forms 5 and amendments thereto furnished to the Company with respect to such fiscal year, and any written representation received by the Company from any reporting person that no Form 5 is required.

COMPENSATION OF DIRECTORS AND OFFICERS

Currently, Mr. Muratore receives no compensation for his services as President and Director. We have no formal employment or consulting agreement with Mr. Muratore. On September 8, 2009, Mr. Muratore was issued 12,000,000 shares of our common stock in consideration for his services as an officer to the Company, valued in the amount of $1,200.

Currently, Mrs. Muratore receives no compensation for her services as Treasurer, Secretary and Director. We have no formal employment or consulting agreement with Mrs. Muratore. On September 8, 2009, Mrs. Muratore was issued 8,000,000 shares of our common stock in consideration for her services as an officer to the Company, valued in the amount of $800.

We do not currently have any benefits, such as health or life insurance, available to our employees, officers or directors.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary	Bonus	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Change in Pension Value and Non-Qualified Deferred Compensation	All Other Compensation	Totals
Anthony P. Muratore	2013	0	0	0	0	0	0	0	0
(President)	2012	0	0	0	0	0	0	0	0
Tara Muratore	2013	0	0	0	0	0	0	0	0
(Treasurer)	2012	0	0	0	0	0	0	0	0

(1)	On September 8, 2009, Mr. Muratore was issued 12,000,000 shares of our common stock in consideration for his services as an officer to the Company, valued in the amount of $1,200.

(2)	On September 8, 2009, Mrs. Muratore was issued 8,000,000 shares of our common stock in consideration for her services as an officer to the Company, valued in the amount of $800.

Since our incorporation on August 31, 2009, no stock options or stock appreciation rights were granted to any of our directors or executive officers, none of our directors or executive officers exercised any stock options or stock appreciation rights, and none of them hold unexercised stock options. We have no long-term incentive plans.

OUTSTANDING EQUITY AWARDS

Our directors and officers do not have unexercised options, stock that has not vested, or equity incentive plan awards.

COMPENSATION OF DIRECTORS

During the period from August 31, 2009 (inception) to December 31, 2013, none of our directors received compensation for services rendered in their capacity as a director.

No arrangements are presently in place regarding compensation to directors for their services as directors or for committee participation or special assignments.

There are no annuity, pension or retirement benefits proposed to be paid to any officer or director or employee in the event of retirement at normal retirement date pursuant to any presently existing plan provided or contributed to by the company or any of its subsidiaries, if any.

OPTIONS

There are no options outstanding.

Director Independence

Our securities are not listed on a national securities exchange or in an inter-dealer quotation system which has requirements that directors be independent.  We do not have independent directors.

COMMITTEES OF THE COMPANY'S BOARD OF DIRECTORS

We do not have a standing nominating, compensation or audit committee.  Rather, the Board performs the functions of these committees. Also, we do not have a “audit committee financial expert” on the Board as that term is defined by Item 401(d)(5)(ii) of Regulation S-K. We do not believe it is necessary for the Board to appoint such committees because the volume of matters that come before the Board for consideration permits the Board to give sufficient time and attention to such matters to be involved in all decision making. Additionally, because our Common Stock is not listed for trading or quotation on a national securities exchange, we are not required to have such committees.

MEETINGS OF THE BOARD OF DIRECTORS

During the fiscal year ended December 31, 2013, the Board did not have any board meetings. No compensation has been paid to the Company's directors for attendance at any meetings during the last fiscal year.

STOCKHOLDER COMMUNICATION WITH THE BOARD OF DIRECTORS

There has not been any defined policy or procedural requirements for stockholders to submit recommendations or nomination for directors. The Board does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because it believes that, given the limited scope of the Company’s operations, a specific nominating policy would be premature and of little assistance until the Company’s business operations are at a more advanced level. There are no specific, minimum qualifications that the Board believes must be met by a candidate recommended by the Board. Currently, the entire Board decides on nominees, on the recommendation of any member of the Board followed by the Board’s review of the candidates’ resumes and interview of candidates. Based on the information gathered, the Board then makes a decision on whether to recommend the candidates as nominees for director. The Company does not pay any fee to any third party or parties to identify or evaluate or assist in identifying or evaluating potential nominee.

The Company does not have any restrictions on shareholder nominations under its articles of incorporation or bylaws. The only restrictions are those applicable generally under Nevada corporate law and the federal proxy rules, to the extent such rules are or become applicable.  The Board will consider suggestions from individual shareholders, subject to evaluation of the person's merits. Stockholders may communicate nominee suggestions directly to the Board, accompanied by biographical details and a statement of support for the nominees. The suggested nominee must also provide a statement of consent to being considered for nomination. There are no formal criteria for nominees.

The Board has determined not to adopt a formal methodology for communications from shareholders.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

AND DIRECTOR INDEPENDENCE

On September 8, 2009, we issued 12,000,000 shares of our common stock to Anthony Muratore. These shares were issued in exchange for services provided to us as an officer of the Company which we valued at $1,200. The shares were issued under Section 4(2) of the Securities Act of 1933, as amended.  Mr. Muratore is a founder of the Company and had access to all of the information which would be required to be included in a registration statement, and the transaction did not involve a public offering.

On September 8, 2009, we issued 8,000,000 shares of our common stock to Tara Muratore. These shares were issued in consideration for services provided to us as an officer to the Company which we valued in the amount of $800. The shares were issued under Section 4(2) of the Securities Act of 1933, as amended.  Mrs. Muratore is a founder of the Company and had access to all of the information which would be required to be included in a registration statement, and the transaction did not involve a public offering.

We rent office space from Mr. Muratore under a month-to-month oral agreement pursuant to which we pay $175 per month.

Anthony Muratore and Tara Muratore are husband and wife.

Each of the above persons is considered a "promoter" under the rules and regulations of the SEC. None of the above promoters received, or is to receive, anything from the Company, either directly or indirectly, other than the shares of the Company stated above.

LEGAL PROCEEDINGS

To the knowledge of the Company there are no pending or threatened litigation or proceedings against the Company.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

The Company is subject to the information and reporting requirements of the Act and, in accordance with the Act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, 100 F Street, N.E., Washington, D.C. 20549 and are available on the SEC's website at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

XR Energy, Inc.

April 1, 2014	By:	/s/ Anthony P. Muratore
Anthony P. Muratore, Chief Executive Officer